UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Janaury 2023

Commission File Number 001-38072

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NexGen Energy Ltd.

(Translation of registrant's name into English)

Suite 3150, 1021 - West Hastings Street
Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ☑

INCORPORATION BY REFERENCE

Exhibits 99.1 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of NexGen Energy Ltd. (File No. 333-253512).

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated January 31, 2023 - NexGen Announces Appointment of Ivan Mullany to its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 31, 2023.

NEXGEN ENERGY LTD.

By:	/s/ Harpreet Dhaliwal
Name:	Harpreet Dhaliwal
Title:	Chief Financial Officer